Contact	Jill Suppes 913/307-1000 www.mediware.com	Thomas Redington 203/222-7399 212/926-1733 www.redingtoninc.com

Mediware Reports Fiscal 2005 Results

Full Year Income Impacted By Product Development And Related Infrastructure Investments: Conference Call Scheduled For Sept. 7 At 9:00 am EDT

LENEXA, KS SEPT. 2 -- Mediware Information Systems, Inc. (Nasdaq: MEDW) reported total revenue for the fiscal year ended June 30, 2005 of $36.6 million compared to $36.7 million for fiscal 2004. Operating income for the year just ended was $4.5 million versus $5.6 million for the prior year. Net income for fiscal 2005 was $2.9 million, or 38 cents per basic share and 36 cents per fully diluted share, compared to net income of $3.6 million, or 48 cents per basic share and 44 cents per fully diluted share in fiscal 2004. Additionally, the company completed the Sarbanes-Oxley 404 review of internal controls.

A teleconference call to discuss the results is scheduled for 9:00 am EDT, Wednesday, September 7, 2005.

"Although the year fell short of financial expectations, it provided us with a greatly strengthened product portfolio and a solid foundation for growth," said Mediware CEO George Barry.

Among the year's accomplishments were:

--47 new HCLL™ software contracts signed, representing 57 hospital sites

--HCLL™ Donor software FDA clearance achieved in less than 90 days

--5 HCLL™ software geographically disbursed reference sites

--Completion of 18 installations and the intra-operable release of the Perioperative Solutions™ suite

--In the UK, first integrated Pharmacy Management and Electronic Prescribing system sold to the premier children's hospital

--Refocus and establishment of new markets for the Medication Management division

--First live sites for both MediMAR™ and MediCOE™ products

"We have continued to reinforce our leadership in the blood banking systems marketplace," Mr. Barry continued, "and our progress in completing a referenceability site for our full medication management system positions us to finalize strong order interest in the medication management division, initially with our large installed base of legacy product customers."

Mr. Lawrence Auriana, the Company's Chairman said, "The search committee of the board of directors is actively meeting with candidates to fill the CEO position. We are very impressed with the high quality of the pool of candidates, making our decision that much more difficult. We plan to finalize our selection in the near term."

A conference call to discuss fiscal year 2005 results and future plans is scheduled for Wednesday, September 7, 2005 at 9:00 am Eastern Daylight Time. To participate in the teleconference, please call 800-540-0559 (785-832-1508 International) five minutes before the scheduled start. A replay of the call will be available for 10 days at 800-839-9302.

Annual Fiscal 2005 and 2004 Operating Statement Highlights (in thousands):

Year Ended June 30,
	2005	2004

System Sales	$ 11,731	$ 12,421
Services	$ 24,828	$ 24,233
Total Revenue	$ 36,559	$ 36,654
Operating Expenses	$ 32,074	$ 31,011
Operating Income	$ 4,485	$ 5,643
Net Earnings	$ 2,936	$ 3,607
Earnings Per Share - Basic	$ 0.38	$ 0.48
Earnings Per Share- Diluted	$ 0.36	$ 0.44

Fiscal 2005 and 2004 Condensed Balance Sheet Highlights (in thousands):

As of the Period Ended June 30,
	2005	2004

Cash and Cash Equivalents	$ 14,839	$ 10,213
Working Capital	$ 12,917	$ 9,783
Stockholders' Equity	$ 34,538	$ 30,065

     About Mediware

Mediware provides clinical information systems for hospitals and integrated healthcare delivery systems. Its products include HCLL™ Transfusion, LifeTrak®, IIE™ (Instrument Interface Engine), Hemocare®, LifeLine™ (Blood Bank), WORx®, MediCOE™, MediMAR™, Pharmakon®, and Digimedics™ (Medication Management), Surgiware™ and Perioperative Solutions™ (Operating Room), as well as the JAC Stock Control System (pharmacy) in the United Kingdom. Mediware has over 1,100 systems installed in the US, Canada, the UK, and elsewhere.

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Certain statements in this press release may constitute "forward-looking'' statements within the meaning of the Private Securities Litigation Reform Act of 1995, as the same may be amended from time to time (the ``Act'') and in releases made by the SEC from time to time. Such forward-looking statements are not based on historical facts and involve known and unknown risks, uncertainties and other factors disclosed in the Company's Annual Report on Form 10-K for the year ended June 30, 2005, which may cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements. The Company disclaims any obligation to update its forward-looking statements.

9/2/05